

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

Via E-mail
Chris Thiris
Chief Financial Officer
Alumina Limited
Level 12, IBM Centre
60 City Road, Southbank
Victoria 3006, Australia

> **Re:** **Alumina Limited**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 28, 2014**
> **File No. 001-10375**

Dear Mr. Thiris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013
Item 5. Operating and Financial Review and Prospects, page 40
Production Costs, page 44

1.   We note you disclose "earnings before interest, tax, depreciation and amortization margin was $45 per tonne of alumina produced in 2013." Please provide the required disclosures regarding this non-GAAP measure to comply with Item 10(e) of Regulation S-B or tell us why you believe this guidance does not apply to you.

2013 Performance compared to 2012, page 46
Share of net loss of associates using the equity method, page 46

2.   We note you included a reversal of $30.2 million of goodwill impairment to adjust for differences between US GAAP and IFRS prior to recording your share of the net losses of your investment in AWAC. Please tell us why you reversed the impairment loss in determining the results of AWAC under IFRS, describing the testing you performed under both IFRS and US GAAP and highlighting the specific differences between IFRS and US GAAP that led to the reversal.

Financial Statements of Alcoa World Alumina and Chemicals for the Year Ended December 31, 2013
Note A. Summary of Significant Accounting Policies, page F-46
Mineral Rights, page F-51

3.   We note your disclosure states that "the acquisition costs of the land and mineral rights are amortized as the bauxite is produced based on the level of minable tons determined at the time of purchase." Please clarify whether Alcoa World Alumina and Chemicals ("AWAC") is utilizing a unit-of production method to amortize its mineral rights and explain the meaning of "minable tons." In this regard, please identify whether proven and probable reserves or some other level of resources are used in the amortization base. In addition, please tell us whether the amortization base is adjusted over time as a result of production and revisions to the estimates of mineral reserves.

Deferred Mining Costs, page F-52

4.   We note that you include costs related to the removal of overburden in your deferred mining costs. Your disclosures also indicate that your deferred mining costs "relate to sections of the related mines where AWAC is either currently extracting bauxite or is preparing for production in the near term." Please clarify whether costs related to the removal of overburden after the mine has commenced production are being capitalized as deferred mining costs. Refer to FASB ASC Section 930-330-25.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa, Branch Chief at 202-551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining